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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)

                               (FINAL AMENDMENT)

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                            ------------------------

                                  MEDEX, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                   FCY, INC.
                                 FURON COMPANY
                                   (BIDDERS)

                            ------------------------

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   0005841051
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            DONALD D. BRADLEY, ESQ.
                                 FURON COMPANY
                             29982 IVY GLENN DRIVE
                        LAGUNA NIGUEL, CALIFORNIA 92677
                                 (714) 831-5350
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:

                              GARY J. SINGER, ESQ.
                             THOMAS E. WOLFE, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (714) 760-9600

                            ------------------------


                                JANUARY 3, 1996

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

CUSIP NO. NONE

                                     14D-1



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    1      Name of Reporting Persons: FCY, Inc.
           S.S. or I.R.S. Identification No. of Above Persons:
                None
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    2      Check the appropriate box if a member of a group
                                                                                     (a) [ ]
                                                                                     (b) [ ]
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    3      SEC use only
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    4      Source of funds:
                AF
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    5      Check if disclosure of legal proceedings is required pursuant to
           items 2(e) or 2(f)                                                            [ ]
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    6      Citizenship or place of organization:
                Ohio
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    7      Aggregate amount beneficially owned by each reporting person:
                6,133,290*
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    8      Check box if the aggregate amount in row (7) excludes certain shares          [ ]
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    9      Percent of class represented by amount in row (7):
                95.1%*
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   10      Type of reporting person:
                CO
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


* See footnote on following page.

CUSIP NO. 0003611061

                                     14D-1



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    1      Name of Reporting Persons: Furon Company
           S.S. or I.R.S. Identification No. of Above Person:
                95-1947155
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    2      Check the appropriate box if a member of a group
                                                                                    (a) [ ]
                                                                                    (b) [ ]
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    3      SEC use only
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    4      Source of funds:
                BK
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    5      Check if disclosure of legal proceedings is required pursuant to
           items 2(e) or 2(f)                                                           [ ]
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    6      Citizenship or place of organization:
                California
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    7      Aggregate amount beneficially owned by each reporting person:
                6,133,290*
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    8      Check box if the aggregate amount in row (7) excludes certain shares         [ ]
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    9      Percent of class represented by amount in row (7):
                95.1%*
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   10      Type of reporting person:
                CO
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



* The shares beneficially owned include (i) 5,380,092 common shares, par value $.01 per share, of Medex, Inc. (the "Company") tendered in the tender offer, and (ii) 753,198 common shares of the Company (the "Company Option Shares") which are the subject of the Company Option Agreement, dated as of November 12, 1996, between Furon Company ("Furon") and the Company. The shares beneficially owned does not include 526,104 common shares of the Company (the "Director and Officer Shares") that the Company's directors and officers are selling to the Company, pursuant to the agreements among Furon, FCY, Inc. (the "Purchaser") and the Company's directors and officers, dated November 12, 1996 (the "Director and Officer Agreements"). In calculating the percent of class represented by the shares beneficially owned, outstanding options (including options to purchase 971,501 of the Company's common shares held by the Company's directors and officers) are disregarded as they are being surrendered to the Company. In addition, the 526,104 Director and Officer Shares are treated as retired as they are being repurchased by the Company.

     This constitutes (i) the final amendment to the Schedule 14D-1 Tender Offer Statement (as amended, the "Statement") originally filed on November 15, 1996, as amended by Amendment No. 1 filed on November 27, 1996, Amendment No. 2 filed on December 2, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on December 17, 1996 and Amendment No. 5 filed on December 20, 1996, by Furon Company, a California corporation ("Furon"), and FCY, Inc., an Ohio corporation ("Purchaser") and wholly owned subsidiary of Furon, relating to the offer by Purchaser to purchase all outstanding common shares, par value $.01 per share (the "Shares"), of Medex, Inc., an Ohio corporation, including the associated common share purchase rights (the "Rights") issued under the Rights Agreement, dated as of October 12, 1996 and as amended, between the Company and the Huntington National Bank, as rights agent, at a price of $23.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 1996, and in the related Letter of Transmittal and (ii) Amendment No. 1 to the statement on Schedule 13D as filed on November 15, 1996 (the "13D Statement") with respect to the acquisition by Purchaser and Furon of beneficial ownership of the Shares subject to the Offer.


     All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Statement.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY


     The information set forth in Item 6 (a-b) of the Statement is hereby amended and supplemented by the following information:


     The Offer expired pursuant to its terms at 5:00 p.m., New York City time, on Thursday, January 2, 1997. Based on information provided by the Depositary, a total of 5,380,092 Shares (including notices of guaranteed delivery), representing approximately 86.5% of the outstanding Shares, were tendered and not withdrawn pursuant to the Offer. After giving effect to the Company's repurchase of 526,104 Shares from certain officers and directors, the 5,380,092 tendered Shares represents approximately 94% of the outstanding Shares.


ITEM 10.  ADDITIONAL INFORMATION

     The information set forth in Item 10(f) of the Statement is hereby amended and supplemented by the following information.


     On January 3, 1997, Furon issued a press release, a copy of which is attached hereto as Exhibit 99.16 and is incorporated herein by reference, relating to the expiration of the Offer and the number of Shares tendered in the Offer.


ITEM 11.  MATERIAL TO FILED AS EXHIBITS.


     Item 11 is amended and supplemented by adding Exhibit 99.16, which is filed herewith, as an exhibit to the Statement.



    EXHIBIT
    NUMBER                                      EXHIBIT NAME
    -------    ------------------------------------------------------------------------------
      99.16    Text of Press Release, dated January 3, 1997, issued by Furon Company.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          FCY, INC.

                                          By: /s/ DONALD D. BRADLEY
                                             -----------------------------------

                                          Name: Donald D. Bradley
                                               ---------------------------------

                                          Title: Secretary
                                                --------------------------------

                                          FURON COMPANY

                                          By: /s/ DONALD D. BRADLEY
                                             -----------------------------------

                                          Name: Donald D. Bradley
                                               ---------------------------------

                                          Title: General Counsel and Secretary
                                                --------------------------------


Dated: January 3, 1997

                                 EXHIBIT INDEX

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.


    EXHIBIT
    NUMBER                                      EXHIBIT NAME
    -------    ------------------------------------------------------------------------------
      99.16    Text of Press Release, dated January 3, 1997, issued by Furon Company.